Exhibit 99.1

Digital Power Corporation Reports Revised Financial Results for the Second Quarter Ended June 30, 2013

FREMONT, Calif., September 6, 2013, Digital Power Corporation (NYSE MKT: DPW - News ) today announced revised financial results for the second quarter ended June 30, 2013. The revision is the result of a reclassification of the impairment cost related to its investment in Telkoor from an operating expense to a separate other expense line item below operating income. The Company’s net loss for the second quarter ended June 30, 2013 is unchanged from that previously reported on August 19, 2013.

Digital Power’s revenues for the second quarter ended June 30, 2013 were $2,227,000, a decrease of 24% from revenue of $2,942,000 for the same quarter ended June 30, 2012. Net loss for the quarter ended on June 30, 2013 was $125,000, a decrease of 126% from the profit of $478,000 in the quarter ended on June 30, 2012. Gross margin in the second quarter ended June 30, 2013 was 40%, a decrease from 43% reported in June 30, 2012. Operating income for the second quarter ended June 30, 2013 was $76,000, a decrease of 84% for the same quarter ended June 30, 2012. Lastly, the Company recorded an impairment expense of $196,000 related to its investment in Telkoor in the quarter ended June 30, 2013 based upon the result of an updated independent third party valuation

Commenting on the results, President and CEO, Amos Kohn, stated: “We experienced an improvement in revenue and operating income in our results compared to the first quarter ended March 31, 2013 and continue to strategically plan to further develop our domestic product portfolio. Our European operations continued their operating result improvement from the first quarter ended March 31, 2013, primarily as a result incremental revenues from the defense industry.”

We continue to develop complete customized power solutions and enhancing our standard product portfolio with new innovative, high density and efficient power supplies as our customer demands in their technical specifications. Our focus on complete solutions for power applications are delivering what is required by our major telecom, medical, military and the industrial customers.

About Digital Power:

Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. We are highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions. We are a California corporation originally formed in 1969, and our common stock trades on the NYSE Amex under the symbol "DPW". Digital Power's headquarters is located at 48430 Lakeview Blvd, Fremont, California, 94538; Contact: William Hultzman, Investor Relations, 510-657-2635; Website : www.digipwr.com .

Forward Looking Statements

The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2012 and the expected results of modifications to the Company’s strategy. The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of net losses in the future; (b) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (c) the current instability in the global economy; (d) the inability of the Company to realize the benefits of the reduction in its cost structures due to changes in its markets or other factors, and the risk that the reduction in costs may limit the Company’s ability to compete; (e) the possible failure of the Company’s custom product development efforts to result in products which meet customers’ needs or such customers’ failure to accept such new products; (f) the ability of the Company to attract, retain and motivate key personnel; (g) dependence on a few major customers; (h) dependence on the electronic equipment industry; (i) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (j) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (k) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (l) the inability of the Company to procure necessary key components for its products, or the purchase of excess or the wrong inventory; (m) variations in operating results from quarter to quarter; (n) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are also available on the Company’s website at www.digipwr.com.

Digital Power Corporation

 Financial Data

(In thousands except for per share data)

	Three months Ended June 30,
Statement of Operations Data:	2013	2012

Revenues	$2,227	$2,942
Operating income	76	471
Net income (loss)	(125)	478

Basic net earnings (loss) per share:	$(0.018)	$0.070
Diluted net earnings (loss) per share:	$(0.018)	$0.069

	June 30, 2013	March 31, 2013
Balance Sheet

Working capital	$4,072	$4,002
Total assets	6,708	7,115
Total Liabilities	1,335	1,625
Shareholders' equity	5,373	5,490